Exhibit 99.3

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
(Expressed in U.S. dollars)

Contents

Auditors’ report	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-14

Notes to Financial Statements	15-35

Auditors’ Report

To the Shareholders of Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

On March 28, 2008 (except as to Note 16 which is as of August 28, 2008), we reported separately to the Shareholders of Banro Corporation.  In addition to that report we have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of the existence of  material weaknesses.

Our previous report, dated March 28, 2008, on the consolidated balance sheets as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for the three year period then ended was withdrawn on August 28, 2008.  The consolidated statements for the years ended  December 31, 2007, 2006 and 2005 have been restated to reflect the changes described in Note 16 to the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

April 18, 2008 (except as to Note 16 which is as of August 28, 2008)

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated April 18, 2008 (except as to Note 16 which is as of August 28, 2008) is expressed in accordance with Canadian reporting standards which do not require a reference to such events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

April 18, 2008 (except as to Note 16 which is as of August 28, 2008)

Banro Corporation
Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2007	December 31, 2006

Assets

Current
Cash	$2,167,013	$5,962,993
Short term investments (Note 2)	29,762,591	46,298,028
Accounts receivable and prepaid expenses	414,572	279,449

	32,344,176	52,540,470

Investments (Note 3)	3,507,960	2,516,178
Property, plant and equipment (Note 4)	916,880	1,209,629
Deferred exploration expenditures (Note 5)	64,087,344	34,132,109

	$100,856,360	$90,398,386

Liabilities and Shareholders’ Equity

Current
Accounts payable	$3,597,956	$2,858,957

Commitments and guarantees (Note 8 and 12)

Shareholders’ equity
Share capital	136,593,491	130,181,820
Contributed surplus	14,000,674	6,873,851
Accumulated other comprehensive income	503,570	7,284
Deficit	(53,839,331)	(49,523,526)

	97,258,404	87,539,429

	$100,856,360	$90,398,386

On behalf of the Board

(signed) “Peter N. Cowley”	Director	(signed) “Arnold T. Kondrat”	Director
Peter N. Cowley		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

For the years ended December 31	2007	2006	2005

Expenses
Professional fees	$626,859	$686,376	$551,472
Consulting fees	43,380	245,435	760,655
Office and sundry	886,407	787,747	820,830
Salary	1,653,228	1,306,412	1,374,511
Employee stock based compensation	5,734,295	1,167,062	873,048
Travel	685,306	451,291	526,818
Shareholder relations and promotion	554,805	833,212	839,150
Directors fees	90,000	30,000	23,848
Interest and bank charges	21,398	17,377	13,330
Amortization	24,362	21,520	37,777
Foreign exchange loss (gain)	(3,276,337)	597,605	(691,207)

	(7,043,703)	(6,144,037)	(5,130,232)
Interest income	2,007,426	1,987,420	336,642

Loss from operations	(5,036,277)	(4,156,617)	(4,793,590)
Share of equity loss of BRC DiamondCore Ltd. (Note 3(a))	(480,271)	(416,720)	(337,836)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3(a))	1,124,779	1,514,962	630,084
Gain on sale of investment in NBI (Note 3(c))	9,412	—	—
Effect of deconsolidation of Loncor (Note 3(b))	66,552	—	—

Net loss for the year	(4,315,805)	(3,058,375)	(4,501,342)

Translation of equity investment with Canadian dollar functional currency to U.S. dollar reporting currency	496,286	(16,165)	23,449

Comprehensive loss for the year	$(3,819,519)	$(3,074,540)	$4,477,893)

Loss per share (Note 6(d))	$(0.11)	$(0.08)	$(0.16)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit

December 31, 2004	26,565,688	$51,079,128	$3,409,456	$—	$(41,963,809)
Issuance of stock options	—	—	2,115,579	—	—
Issuance of stock options BRC	—	—	190,164	—	—
Exercise of stock options	406,000	246,467	(48,296)	—	—
Exercise of warrants	240,000	1,048,939	(259,620)	—	—
Issued during the year	5,500,000	25,351,260	—	—	—
Translation of equity investment	—	—	—	23,449	—
Net loss for the year	—	—	—	—	(4,501,342)

December 31, 2005	32,711,688	77,725,794	5,407,283	23,449	(46,465,151)
Share of BRC contributed surplus (Note 3(a))	—	—	179,759	—	—
Issuance of stock options	—	—	3,228,511	—	—
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	—	—
Issued during the year (Note 6 (b)	4,376,000	46,934,352	—	—	—
Translation of equity investment	—	—	—	(16,165)	—
Net loss for the year	—	—	—	—	(3,058,375)

December 31, 2006	38,600,637	130,181,820	6,873,851	7,284	(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	—	—	—	(18,825)	—
Share of BRC contributed surplus (Note 3(a))	—	—	333,270	—	—
Issuance of stock options	—	—	9,751,397	—	—
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	—	—
Reversal of fair value upon disposition of investment available-for-sale	—	—	—	18,825	—
Translation of equity investment	—	—	—	496,286	—
Net loss for the year	—	—	—	—	(4,315,805)

December 31, 2007	39,860,137	$136,593,491	$14,000,674	$503,570	$(53,839,331)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation
Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

For the years ended December 31	2007	2006	2005

Cash provided by (used in)

Operating activities
Net loss for the period	$(4,315,805)	$(3,058,375)	$(4,501,342)
Adjustments to reconcile loss to net cash provided by operating activities
Unrealized foreign exchange loss (gain)	(6,050,315)	644,293	(1,488,349)
Share of equity loss	480,271	416,720	337,836
Gain on dilution of interest	(1,124,779)	(1,514,962)	(630,084)
Value of options issued (Note 6(c))	5,087,460	1,167,062	1,585,965
Amortization	24,362	21,520	37,777
Gain on disposition of investment in NBI	(9,412)	—	—
Gain on disposition of investment in Loncor	(66,552)	—	—
Accrued interest	172,624	(558,576)	(191,603)
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(135,123)	(148,953)	(105,967)
Accounts payable	738,999	1,437,386	1,209,355

	(5,198,270)	(1,593,885)	(3,746,412)
Investing activities
Acquisition of property, plant and equipment	(213,108)	(529,722)	(819,935)
Short term investments	16,362,813	(23,949,849)	(21,598,000)
Investment and advances to BRC DiamondCore Ltd.	(3,739)	387,310	—
Proceeds on sale of NBI	160,013	—	—
Proceeds on sale and advances (paid) to Loncor	413,156	(55,000)	—
Due from related parties and note receivable	—	—	(362,291)
Deferred exploration expenditures (Note 5)	(26,027,624)	(19,806,006)	(8,690,090)

	(9,308,489)	(43,953,267	(31,470,316)
Financing activities
Common shares issued and exercise of stock options for cash	4,671,648	50,757,431	26,338,750

Effect of foreign exchange on cash held in foreign currency	6,039,131	(899,223)	1,472,718

Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)

Cash, beginning of year	5,962,993	1,651,937	9,057,197

Cash, end of year	$2,167,013	$5,962,993	$1,651,937

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments

Investments in companies subject to significant influence are accounted for using the equity method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	–	20% declining balance basis

Office equipment	–	Straight line over four years

Vehicles	–	Straight line over four years

Communication equipment	–	Straight line over four years

Field camps	–	Straight line over four years

Surveying equipment	–	Straight line over four years

Geochemistry	–	Straight line over four years

Field equipment	–	Straight line over four years

Leasehold improvements	–	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss. The Company’s self-sustaining equity investee is accounted for under the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at actual or average rates for the period. Exchange gains or losses arising from the translation are recorded in equity in the cumulative translation adjustment component of other comprehensive income. The Company accounts for BRC DiamondCore Ltd. as a self-sustaining equity investee.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital. Shares are issued from treasury upon the exercise of stock options.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

The Company has no asset retirement obligations recorded on its balance sheet as at December 31, 2007.

Financial Instruments, Comprehensive Income, Hedges
and Equity

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accounts (“CICA”) accounting standards related to, Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861), Hedges (Section 3865) and Equity (Section 3251). These accounting statements have been adopted on a prospective basis and prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions, event and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, held-for-trading, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in the fair value will depend on their initial classification; held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable have been classified as loans and receivables. Short term investments have been classified as held-to-maturity.  Accounts payable and accrued liabilities have been classified as other financial liabilities.  The Company’s investment in Nevada Bob’s International Inc., previously carried at cost less provision for other than temporary declines in value, was designated as available-for-sale.  As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $18,825 related to its available-for-sale investments in accumulated other comprehensive income.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the company’s financial statements.

Section 3865 specifies the criteria under which hedge accounting can be used and establishes the required disclosures. The Company is not currently engaged in any hedging activity. As a result, the adoption of section 3865 did not have any impact on the Company’s consolidated financial statements.

The Company’s adoption of section 3251 resulted in expanded disclosure of its components of shareholder’s equity.

Income Taxes

The asset and liability method is used to determine income taxes.  Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.  Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Loss per Share

Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year.  Diluted loss per share is calculated using the treasury method.  The treasury method, which assumes that outstanding stock options with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns.  The Company currently does not have any VIE’s.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes which provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the revised standards, a voluntary change in accounting policies is permitted only when required by a primary source of GAAP or when the change results in financial statements providing more reliable and relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows. Accounting changes are applied retrospectively unless otherwise permitted or unless it is impractical to determine the period or cumulative impact of the changes. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively. This did not affect the Company’s consolidated financial statement position, results of operations or cash flows. This standard also requires that any new CICA Handbook standards to be adopted in future periods and the impact of those new standards need to be disclosed in the financial statements.

Future Accounting Standards

Capital Disclosures

In December 2006, the CICA issued accounting standard Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the consolidated financial statements of the Company.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

1.              Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.              Short Term Investments

The Company has invested in U.S.$ commercial paper and discount notes with interest rates varying from 4.78% to 4.93%, maturities up to February 1, 2008 and a market value of $18,486,429 (2006 - $27,724,718) and Cdn$ discount notes and bankers acceptance with interest rates varying from 4.35% to 4.41%, maturities up to February 11, 2008 and a market value of $11,275,006 (Cdn$ 11,176,652) (2006 - $18,573,310, Cdn$21,653,861).

3.              Investments

	December 31, 2007	December 31, 2006
BRC DiamondCore Ltd. (a)	$3,507,960	$2,022,872
Loncor Resources Inc. (b)	—	342,705
Nevada Bob’s International Inc.(c)	—	150,601

Investments, end of the year	$3,507,960	$2,516,178

(a)          Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 27.43% (December 31, 2006 – 30.14%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $26,438,856 (December 31, 2006 - $12,304,847). The principal business of BRC is the acquisition and exploration of diamond properties.   The assets and liabilities of BRC are translated in U.S. $ at the year end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of the Company for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares. Concurrent with this transaction, BRC changed its name from BRC Diamond Corporation to BRC DiamondCore Ltd. and its shares were listed on the Toronto Stock Exchange and the JSE Limited in Johannesburg, South Africa. As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55%.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.              Investments (continued)

(a)          Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during 2007, BRC issued 227,600 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn$472,560.  The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.43%. This reduction in equity interest resulted in a dilution gain of $1,124,779.

The Company’s investment in BRC is summarized as follows:

	December 31, 2007	December 31, 2006

Equity investment, beginning of year	$2,022,873	$708,292
Share of loss	(480,271)	(387,425)
Gain on dilution of interest	1,124,779	1,514,962
Share of contributed surplus	333,270	179,759
Cumulative translation adjustment	503,570	7,284

Equity investment, end of year	$3,504,221	2,022,872
Amount due to BRC	3,739	—

	$3,507,960	$2,022,872

BRC’s summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, converted to U.S. $ at the year end rate of exchange, are as follows:

	2007	2006
Assets
Current assets	$1,346,209	$329,988
Investment	—	78,939
Deferred charges	2,052,110	—
Mineral properties	14,313,184	6,401,050
Property, plant and equipment	598,877	138,695

	18,310,380	6,948,672

Liabilities	(5,535,542)	(237,082)

Net Equity	$12,774,838	$6,711,590

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.              Investments (continued)

(a)          Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

	2007	2006	2005
Income Statement
Interest income	$—	$336	$263
Expenses	(1,848,313)	(887,642)	(899,996)
Loss on disposition of investment	(15,597)	—	—
Write-off of mineral claims	(16,440)	(355,531)	(25,465)

Net Loss	$(1,880,350)	$(1,242,837)	$(925,198)

(b)         Investment in Loncor Resources Inc.

As at December 31, 2006, the Company owned 2,584,300 common shares, representing a 48.76% equity interest in Loncor Resources Inc. (“Loncor”), a mineral exploration company. On December 21, 2007, the Company sold back to Loncor all of its common shares of Loncor at fair value of Cdn$258,430.  The Company received all amounts due from Loncor in the amount of $ 413,156.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the then wholly-owned subsidiary, Loncor, to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. As the Company continued to exercise significant influence over Loncor’s operations until its disposal in the current year, it changed the method of accounting for its investment in Loncor from the consolidation method to the equity method.

The Company’s investment in Loncor is summarized as follows:

	December 31, 2007	December 31, 2006

Equity investment, beginning of year	$185,705	$215,000
Share of loss	(100,356)	(29,295)
	85,349	185,705
Disposition of investment	(256,156)	—
Gain on disposition of investment	170,807	—

Equity investment, end of year	—	185,705
Amount due from Loncor	—	157,000

	$—	$342,705

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.              Investments (continued)

(b)         Investment in Loncor Resources Inc.

Loncor’s summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, are as follows:

	December 31, 2007	December 31, 2006
Assets
Current assets	$57,067	$77,613
Mineral properties	2,088,177	635,422
Property, plant and equipment	1,737	8,500

	2,146,981	721,535

Liabilities	(2,176,348)	(330,086)

Net Equity (deficiency)	$(29,367)	$391,449

	December 31, 2007	December 31, 2006	December 31, 2005
Income Statement
Interest income	$—	$18	$—
Expenses	(1,497,283)	(363,528)	(120,038)
Charges capitalized to Mineral properties	1,291,467	303,447	120,038

Net Loss	$(205,816)	$(60,063)	$—

(c)          Investment in Nevada Bob’s International Inc.

As at December 31, 2006, the investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represented 4.67% of the outstanding common shares of NBI and was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

On January 1, 2007, the Company designated this investment as available-for-sale and was therefore re-valued at fair value of $160,013, resulting in the recognition of an unrealized loss on adoption of $18,825.

During 2007, this investment was sold for $160,013 which resulted in a realized gain of $9,412 and moved out of accumulated other comprehensive loss.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

4.             Property, Plant and Equipment

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$167,656	$52,781	$114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$2,407,901	$1,491,021	$916,880

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$167,656	$26,620	$141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777

	$2,194,792	$985,163	$1,209,629

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

5.              Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007

Exploration costs	$26,027,624	$19,786,006	$72,901,610
Stock option compensation expense	3,446,115	2,076,385	6,432,326
Amortization of plant and equipment	481,495	419,708	1,254,466
Deconsolidation of Loncor	—	(332,127)	(332,127)

Net expenditures	29,955,234	21,949,972	80,256,275
Effect of exchange rate change	—	—	2,511

	29,955,234	21,949,972	80,258,786
Write-off	—	—	(16,191,442)

	$29,955,234	$21,949,972	$64,067,344

Mineral Rights

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007

Mineral rights	$—	$20,000	$9,701,194
Write-off	—	—	(9,681,194)

	$—	$20,000	$20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, December 31, 2007	$64,087,344

Total deferred exploration expenditures, December 31, 2006	$34,132,109

Included in total deferred exploration expenditures is a total cost of $213,898 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.              Share Capital

(a)          Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)         Issued Share Capital - Common Shares

On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (U.S.$ 14,989,000). RBC Capital Markets acted as the Company’s agent in connection with the financing.

In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (U.S.$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000.  The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.  In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

(c)          Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date.  As at December 31, 2007, the Company had 3,690,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.81 per share, expiring at various dates between February 2008 and August 2012.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.              Share Capital - (continued)

(c)          Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or forfeited	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/07	Options Exercisable at 12/31/07	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	300,000	300,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	33,000	33,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	447,000	13.52	10/24/11
12/18/06	960,000	720,000	15.00	12/18/11
3/29/07	35,000	—	15.00	3/29/12
8/24/07	300,000	—	12.00	8/24/12

	3,690,551	2,966,551

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.              Share Capital - (continued)

(c)  Stock Options - (continued)

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $529,614 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

2006

During 2006, the Company recognized in the statement of operations as an expense $1,167,062 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $2,076,385 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

2007

During 2007, the Company recognized in the statement of operations as an expense $5,734,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)             risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%; 2005 – 2.99% to 3.28%)

(ii)          expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%; 2005 – 32.16% to 43.21%)

(iii)       expected life: 5 years (2006 – 3 to 5 years; 2005 – 3 to 5 years)

(iv)      expected dividends: $Nil (2006 - $Nil; 2005 - $Nil)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.              Share Capital - (continued)

(c)         Stock Options - (continued)

A summary of the status of the Company’s non-vested options as at December 31, 2007 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2006	2,172,000	$6.14
Granted	363,000	5.17
Forfeited	(224,000)	(6.86)
Vested	(1,587,000)	(5.84)

Non-vested at December 31, 2007	724,000	$6.09

(d)        Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2007, amounting to 39,678,835 (2006 – 36,760,302; 2005 – 28,963,611) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

7.              Related Party Transactions

Directors fees of $90,000 (2006 - $30,000; 2005 – 23,848) were accrued to non-executive directors of the Company.

Legal fees of $435,942 (2006 - $608,238; 2005 – 392,655), incurred in connection with general corporate matters (as well as the Company’s financings with respect to 2006 and 2005), were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2007, $9,551 (2006 - $20,054; 2005 – 22,372) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

8.              Lease Commitments

The Company’s future minimum lease commitments for office premises as at December 31, 2007 for the following three years are as follows:

2008	$125,502
2009	101,371
2010	66,118
$292,991

9.              Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2007	December 31, 2006

Democratic Republic of the Congo – deferred exploration costs	$64,087,344	$34,132,109
Democratic Republic of the Congo – capital assets	871,577	1,169,905
Canada – capital assets	45,303	39,724
	$65,004,224	$35,341,738

10.  Income Taxes

The Company’s income tax provisions (recovery) for the years ended December 31, 2007, 2006 and 2005 have been calculated as follows:

	2007	2006	2005

Net loss for the year	$4,315,805	$3,058,375	$4,501,342

Combined federal and provincial income tax rates	36.12%	36.12%	36.12%

Income tax recovery at Canadian federal and provincial statutory rates	$(1,558,869)	$(1,104,685)	$(1,625,885)

Share issue costs	(285,136)	(262,972)	(115,945)
Other	216,172	—	9
Non deductible amounts expensed	1,101,166	483,375	317,262
Losses expired	323,265	—	311,726
Gain on dilution	(436,234)	548,078	—
Change in tax rate	665,476	—	—
Change in valuation allowance	(25,840)	336,204	1,112,833

	$—	$—	$—

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

10.  Income Taxes - (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Property, plant and equipment	$33,222	$32,488
Foreign exchange	(2,185,374)	(270,935)
Share issue cost	744,308	947,918
Non-capital losses carried forward	5,520,640	3,429,165

Net future tax asset before valuation allowance	4,112,796	4,138,636
Valuation allowance	(4,112,796)	(4,138,636)

Net future tax asset	$—	$—

As at December 31, 2007, the Company had estimated net capital losses for Canadian tax purposes of $31,592,000. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

As at December 31, 2007, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below.  These tax losses will expire as follows:

2008	1,105,000
2009	1,904,000
2010	1,095,000
2015	5,240,000
2027	4,960,000
$14,304,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

11.  Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Amortization included in deferred exploration expenditures	$481,495	$419,708	$245,302
Stock option compensation included in deferred exploration expenditures	3,446,115	2,076,385	529,614

12.  Commitments and Guarantees

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by  no later than July 28, 2008.

13.  Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

14.  Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

15.  Subsequent Events

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16.  Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)                     Employee and Director Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant.  The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation.  Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For U.S. GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)                    Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)                     Equity Investment

For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition, as the investee is a self sustaining operation, account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into U.S. dollars.

Under U.S. GAAP, the Company has to include dilution gains (losses) in capital because the investee is in the exploration stage. Under Canadian GAAP, the dilution gains are included in net income (loss).

(d)                    Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have note been restated. The adoption of these standards in Canada eliminated previous U.S. GAAP reconciliations with respect to the recognition and measurement of financial instruments.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

(e)                     Marketable Securities

Previously, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under U.S. GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115, the Company accounted for the marketable security as available for sale. In 2007, after the adoption of Section 3855 of the CICA Handbook, this investment was also designated as available for sale and no difference remains in the securities.

(f)                       Recently issued United States Accounting Standards

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.

At this time the Company does not anticipate a material effect with the adoption of this statement on the financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial conditions or its results of operations.

In December 2007, the FASB issued SFAS 141R, Business Combinations. SFAS 141R replaces SFAS 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The statement will apply prospectively to business combinations occurring in our fiscal year beginning January 1, 2009. The Company does not anticipate a material effect with the adoption of this statement on the financial statements.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

(g)                    Correction of Error

Under U.S. GAAP, the Company has the choice to include dilution gains (losses) in either net income (loss) or in capital.  In previous years, the Company elected to record dilution gains in the income statement.  Per SAB Topic 5-H (SEC 4940) because the investee is in the exploration stage the dilution gains must be included in capital.  The Company is therefore amending the treatment of the dilution gains to conform with SAB Topic 5-H (SEC 4940).

The effect of the correction of the error is as follows:

	2007	2006	2005
Increase in net loss	$(1,281,529)	$(1,648,038)	$(646,331)
Increase in total comprehensive loss	$(1,300,354)	$(1,584,695)	$(646,331)
Increase in loss per share (basic and diluted)	$(0.04)	$(0.04)	$(0.03)

The impact of the foregoing on the financial statements is as follows:

Statement of Operations and Comprehensive Income

For the years ended December 31	2007	2006	2005
	(restated)	(restated)	(restated)
Net loss for the year per Canadian GAAP	$(4,315,805)	$(3,058,375)	$(4,501,342)
Additional share of equity loss under U.S.GAAP	(1,719,437)	(1,250,890)	(658,924)
Adjustment for investments sold	18,825	—	—
Deferred exploration	(29,955,234)	(21,949,979)	(9,465,006)
Remove dilution gain under Canadian GAAP	(1,124,780)	(1,514,963)	(630,084)
Loss per U.S. GAAP	(37,096,431)	(27,774,207)	(15,255,356)
Other comprehensive gain(loss) – Cumulative translation adjustment	61,669	42,574	21,804
Other comprehensive gain(loss) – Adjustment for shares available for sale	(18,825)	56,476	(75,301)
Total comprehensive loss per U.S. GAAP	$(37,053,587)	$(27,675,157)	$(15,308,853)
Loss per share (basic and diluted) per U.S. GAAP	$(0.94)	$(0.76)	$(0.53)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Balance Sheet

	December 31, 2007	December 31, 2006
	(restated)
Total assets per Canadian GAAP	$100,856,360	$90,398,386
Investment available for sale	—	(18,825)
Equity investment under Canadian GAAP	(3,504,220)	(1,929,278)
Deferred exploration	(64,087,344)	(34,132,109)

Total assets per U.S. GAAP	$33,264,796	$54,318,174

Total liabilities per Canadian GAAP	$3,597,956	$2,858,957
Equity investment under U.S. GAAP	422,182	—
		—
Total liabilities per U.S. GAAP	$4,020,138	$2,858,957

Shareholders’ equity per Canadian GAAP	$97,258,404	$87,539,429
Equity investment adjustments	(3,926,402)	(1,948,103)
Deferred exploration	(64,087,344)	(34,132,109)

Total shareholders’ equity per U.S. GAAP	$29,244,658	$51,459,217

Total liabilities and shareholders’ equity per U.S. GAAP	$33,264,796	$54,318,174

Cash Flow

	2007	2006	2005

Cash flow used in
Operating activities per Canadian GAAP	$(5,199,270)	$(1,593,885)	$(3,746,412)
Deferred exploration	(26,027,624)	(19,806,006)	(8,690,090)

Operating activities per U.S. GAAP	(31,225,894)	(21,399,891)	(12,436,502)

Investing activities per Canadian GAAP	(9,308,489)	(43,953,267)	(31,470,316)
Deferred exploration	26,027,624	19,806,006	8,690,090

Investing activities per U.S. GAAP	16,719,135	(24,147,261)	(22,780,226)

Financing activities per Canadian & U.S. GAAP	4,671,648	50,757,431	26,338,750

Effect of foreign exchange on cash	6,039,131	(899,223)	1,472,718

Net increase (decrease) in cash during the year	(3,795,980)	4,311,056	(7,405,260)

Cash, beginning of year	5,962,993	1,651,937	9,057,197

Cash, end of the year	$2,167,013	$5,962,993	$1,651,937

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

(h)         Revisions to note 16 include additional information required under Item 18 of Form 20-F.

1.           Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP

For the period from inception to December 31, 2007

Exploration expenses	$(89,959,980)
General and administrative expenses	(34,226,823)
Interest income	5,359,200
Other	(6,175,317)
Net loss from inception to December 31, 2007, being the deficit accumulated during the exploration stage	$(125,002,920)

Consolidated summarized statement of cash flows – U.S. GAAP

For the period from inception to December 31, 2007

Cash flows used in operating activities	$(118,475,252)
Cash flows used in investing activities	(2,214,166)
Cash flows provided by financing activities	115,790,791
Effect of exchange rates on cash	7,065,640
Cumulative increase in cash from inception being Cash, December 31, 2007	$2,167,013

2.           Stock-Based Compensation

As of December 31, 2007, the Company had authorized 4,351,551 common shares to be issued as stock options, of which 3,690,551 are issued and outstanding.

As of December 31, 2007, there was $1,971,978 of unrecognized stock-based compensation cost related to 773,000 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 12.7 months.

The total intrinsic value of options exercised in 2007, 2006 and 2005 was $10,298,549, $12,215,951 and $1,459,838, respectively.  The aggregate intrinsic value of outstanding and exercisable stock options was $7,429,205 at December 31, 2007.

The weighted-average-grant date fair value of stock options granted was $Nil, $6.33 and $1.92 as at December 31, 2007, 2006 and 2005, respectively.

The total fair value of shares vested during the years ended December 31, 2007, 2006, 2005 was $8,692,493, $843,140, and $2,433,543, respectively.

Cash received on exercise of stock options during the years ended December 31, 2007, 2006 and 2005 was $5,302,495, $4,387,552 and $198,171, respectively.

The number of outstanding options excluded from the diluted loss per share calculation as these would be anti-dilutive, for the years ending December 31, 2007, 2006 and 2005 was 3,690,551, 4,811,051 and 4,297,000, respectively.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.              Current Assets

Balance Sheet

For Canadian GAAP purposes, the Company combines all accounts receivables and prepaid expenses on the consolidated balance sheet.  The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality, and requires that prepaid expenses be presented separately on the balance sheet.  The presentation of receivables and other current assets as required by U.S. GAAP at December 31, 2007 and December 31, 2006 are as follows:

	December 31, 2007	December 31, 2006

Vendor advances receivable	$82,820	$37,179
Advances to investee company	7,360	—
Prepaid expenses	324,392	242,270
Total accounts receivable and prepaid expenses	$414,572	$279,449

Statement of Cash Flows

Cash flows from receivables and other current assets are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital.  The detailed cash flows are as follows:

	December 31, 2007	December 31, 2006	December 31, 2005

(Increase)/decrease in vendor advances receivable	$(45,641)	$31,288	$(61,122)
(Increase) in advances to investee company	(7,360)	—	—
(Increase)/decrease in prepaid expenses	(82,122)	(180,241)	(44,845)
	$(135,123)	$(148,953)	$(105,967)

4.              Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheet.  The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality.  The presentation of current payables and other current liabilities as required by U.S. GAAP at December 31, 2007 and December 31, 2006 is as follows:

	December 31, 2007	December 31, 2006

Other payables	$3,544,994	$2,801,464
Accrued liabilities	52,962	57,493

Total accounts payables and accrued liabilities	$3,597,956	$2,858,957

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Statement of Cash Flows

Cash flows from payables and accrued liabilities and other current liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital.  The detailed cash flows are as follows:

	December 31, 2007	December 31, 2006	December 31, 2005

Increase in other payables	$743,530	$1,430,492	$1,194,937
(Decrease)/increase in accrued liabilities	(4,531)	6,894	14,418

	$738,999	$1,437,386	$1,209,355

5.              Lease Commitments

Rent expense for the years ended December 31, 2007, 2006 and 2005 was $347,740, $351,714 and $310,933, respectively.

6.              Financial Instruments and Risk Management

Currency Risk – The Company is exposed to currency risk on its financial assets and liabilities denominated on other than United States.  The Company incurs a significant amount of its operating costs in Canadian dollars.

Credit Risk – The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

The carrying amount of financial assets represents the maximum credit exposure.  As at December 31, 2007, the Company’s gross credit exposure is as follows:

	December 31, 2007	December 31, 2006

Cash	$2,167,013	$5,962,993
Short-term investments	29,762,591	46,298,028
Vendor advances receivable	82,820	37,179
Advances to investee company	7,360	—
	$32,019,784	$52,298,200

7.              Income Tax

Banro’s subsidiaries in the Congo have no taxable income and will benefit from a 10 year tax holiday from the date of commencement of production.  Under U.S. GAAP, exploration expenditures are deducted from income; and they will be deductible for tax purposes in future periods.  Based on the expected rate of 30%, the deferred tax assets of approximately $19,226,000, $10,240,000 and $3,649,000 for 2007, 2006 and 2005 respectively have been reduced to nil by a corresponding valuation allowance.